Exhibit 12.1

AMKOR TECHNOLOGY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended, March 31,
		Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings
Income (loss) before income taxes	$17,795	$59,703	$100,219	$251,159	$126,523	$(425,688)
Equity in earnings of unconsolidated affiliate	(55)	(5,592)	(7,085)	(6,435)	(2,373)	—

Income (loss) before income taxes and equity in earnings of unconsolidated affiliate	17,740	54,111	93,134	244,724	124,150	(425,688)
Interest expense	24,703	94,280	82,869	96,340	110,747	120,513
Amortization of debt issuance costs	867	3,663	3,737	4,505	4,649	4,466
Interest portion of rent (1)	1,104	4,386	5,020	5,450	5,879	6,559

	$44,414	$156,440	$184,760	$351,019	$245,425	$(294,150)

Fixed Charges
Interest expense	$24,703	$94,280	$82,869	$96,340	$110,747	$120,513
Amortization of debt issuance costs	867	3,663	3,737	4,505	4,649	4,466
Interest portion of rent (1)	1,104	4,386	5,020	5,450	5,879	6,559

	$26,674	$102,329	$91,626	$106,295	$121,275	$131,538

Ratio of earnings to fixed charges (2)	1.7	1.5	2.0	3.3	2.0	—

(1)	Represents one-third of total rent expense which we believe is a reasonable estimate of the interest component of rent expense.
(2)	The ratio of earnings to fixed charges was less than 1:1 for 2008. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $425.7 million of earnings in 2008.